[redacted]

09041119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JUN 2 4 2009
803

SEC FILE NUMBER
8-53419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westrock Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 934
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Hunter 212-220-7480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 7/2

OATH OR AFFIRMATION

I, Donald Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN BEFORE ME ON THIS 23RD DAY OF JUNE 2009

Michelle Vales
Notary Public State of New York
No. 01VA6113490
Qualified in Kings County
Commission Expires ~~August 2, 20~~ SEPT. 29, 2012

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK ADVISORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS' REPORT

WESTROCK ADVISORS, INC.

TABLE OF CONTENTS

[redacted]

M. I. GROSSMAN COMPANY, L. L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

We have audited the accompanying balance sheet of Westrock Advisors, Inc. as at December 31, 2008, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Advisors, Inc. as at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, certain unrecorded liabilities as of December 31, 2008 and a settlement receivable were discovered and an adjustment has been made to this reissued report to correct the error.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17 ,2009

June 19, 2009 (Reissued)

1496 Morris Avenue, Union, New Jersey 07083
Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

WESTROCK ADVISORS, INC.
BALANCE SHEET
AS AT DECEMBER 31, 2008

ASSETS

Cash	$ 273,001
Market value of securities owned by firm	26,660
Commissions receivable	243,311
Due from clearing organization	172,507
Employee commissions receivable	133,574
Equipment, furniture and fixtures less accumulated depreciation of $284,579	109,447
Leasehold improvements less accumulated depreciation of $1,130	2,170
Due from officers	500,000
Employee loan receivable	150
Prepaid expenses	84,796
Due from parent corporation	100
Security deposits	61,959
Legal settlement receivable	66,125
TOTAL ASSETS	$1,673,800

LIABILITIES AND STOCKHOLDERS' EQUITY

Line of credit		52,991
Accounts payable and accrued expenses		544,072
Legal settlement payable		66,125
Payroll tax settlement payable		47,425
		710,613
Commitments		
Stockholder's equity:		
Common stock, no par value, 2,500,000 shares authorized, 1,306,812 issued and outstanding	450	
Paid in capital	4,885,092	
Accumulated deficit	(3,865,803)	
	1,019,739	
Less: Treasury stock	(56,552)	
Total stockholder's equity		963,187
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,673,800

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR DECEMBER 31 2008

Revenues:		
Trading		$ 929,664
Commissions		8,308,787
Interest		206,189
Other		388,239
Total revenues		$9,832,879
General and Administrative expenses:		
Payroll	$1,115,337	
Payroll taxes	266,038	
Travel, entertainment and lodging	274,219	
Office supplies	67,053	
Telephone	180,256	
Professional fees	418,177	
Equipment rental	202,482	
Rent	1,221,911	
Miscellaneous	4,937	
Postage	67,913	
Subscriptions	229,966	
Bank charges	11,339	
Registrations	46,016	
Utilities	27,723	
Commissions	5,869,266	
Repairs	38,999	
Clearance Charges	1,058,758	
Lease expense	15,367	
Depreciation	84,643	
Exchange fees	4,166	
Computer services	31,575	
Auto expense	6,447	
Donations	11,400	
Interest	7,101	
Health insurance	410,397	
Claims settlements	274,181	
Gifts	529	
Advertising	7,735	
Seminars and education	19,518	
Regulatory fees	54,570	
Consulting fees	98,665	
Office and other miscellaneous expenses	32,128	
Total general and administrative expenses		12,158,812
Loss before income taxes		(2,325,933)
Income taxes		
Federal	-0-	
State and city	400	
Total income taxes		400
Net loss		$ (2,326,333)

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (2,326,333)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 84,643	
(Increase) decrease in:		
Market value of securities owned by firm	(26,636)	
Commissions receivable	192,072	
Employee commission receivables	(133,574)	
Prepaid expenses	211,696	
Security deposits	132,598	
Other investments	194,976	
Legal settlement receivable	(66,125)	
Increase (decrease) in:		
Payroll tax settlement payable	47,425	
Accrued expenses	(299,448)	
Legal settlement payable	66,125	
Total adjustments		403,752
Net cash used by operating activities		(1,922,581)
Cash flows from investing activities:		
Employee loans received	458,484	
Purchase of equipment	(8,378)	
Net cash provided by investing activities		450,106
Cash flows from financing activities:		
Money repaid from parent corporation	157,900	
Money received from clearance organization	342,964	
Paid-in capital contributed	1,061,147	
Line of credit repaid	(21,641)	
Net cash provided by financing activities		1,540,370
Net increase in cash		67,895
Cash, beginning of year		205,106
Cash, end of year		$ 273,001
Supplemental disclosures of cash flow information		
Cash Paid for:		
Interest		$ 7,101
Income taxes		$ -0-

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock	Stockholders Equity
Balance, beginning of year	$ 450	$3,823,945	$(1,539,470)	$ (56,552)	$2,228,373
Capital contribution	-0-	1,061,147	-0-	-0-	1,061,147
Net loss	-0-	-0-	(2,326,333)	-0-	(2,326,333)
Balance, end of year	$ 450	$4,885,092	$(3,865,803)	$ (56,552)	$ 963,187

See accompanying notes and independent auditors' report.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Westrock Advisors, Inc. is a wholly owned subsidiary of Westrock Group, Inc.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended December 31, 2008 were $7,735.

Note 2 - Commitments

The Company leases its office facilities under a non-cancelable operating lease.

The future minimum rent payments required under such non-cancelable operating lease at December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	901,612
2010	861,948
2011	834,241
2012	678,308
2013	678,308
Thereafter	2,430,604
Total minimum payments required	$6,385,021

Note 3 - Net Capital Requirements

This report dated June 19, 2009 has been corrected for unrecorded liabilities of $145,678 at December 31, 2008 and a settlement receivable of $66,125. Net capital originally reported as 143,047 has now been adjusted to $(6,440). This adjustment placed the company below the minimum dollar capital requirement of $50,000. The company reported this deficiency to the applicable regulatory agencies.

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $(6,440) which, was $(56,440) in excess of its minimum dollar net capital requirement of $50,000. During the month of December, the Company incurred a net capital deficiency and the appropriate regulatory agencies were notified.

Note 4 - Litigation

a) A customer has filed an arbitration claiming damages of $2,667,337. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

b) A customer has filed an arbitration claiming damages of $1,897. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

c) A customer has filed an arbitration claiming damages of $25,000. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

d) A customer has filed an arbitration cliaming damages of $356,500. The action is pending. Management believes the complaint is without merit and no significant liability is expected to result from this complaint.

WESTROCK ADVISORS, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT DECEMBER 31, 2008

Schedule 1

Total stockholders' equity		$ 963,187
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		963,187
Less: Deductions and/or charges: Non-allowable assets		961,401
Net capital before haircuts on security positions		1,786
Less: Haircuts on securities:		
Stocks	$4,417	
Undue concentrations	3,809	
Total haircuts		8,226
Net capital		(6,440)
Less: Greater of 6 2/3% of aggregate indebtedness or $50,000		50,000
REMAINDER: Net capital in deficiency of all requirements		$ (56,440)

Aggregate indebtedness	$710,613 = -11000.34%
Net capital	$(6,440)

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found no difference.

See independent auditors' report.

WESTROCK ADVISORS, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT DECEMBER 31, 2008

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

See independent auditors' report.

WESTROCK ADVISORS, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2008, compared to the net capital computed on Form X-17a-5 (Focus Report) did not differ.

See independent auditors' report.

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

SEC
Mail Processing
Section

JUN 24 2009

Washington, DC
122

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

We have audited the Focus Report Form X-17a-5 of Westrock Advisors, Inc. as of December 31, 2008 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17, 2009

June 19, 2009 (Reissued)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

[redacted]

M. I. GROSSMAN COMPANY, L. L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Westrock Advisors, Inc.
230 Park Avenue, Suite 934
New York, New York 10169

In planning and performing our audit of the financial statements of Westrock Advisors, Inc. for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 17, 2009

June 19, 2009 (Reissued)